# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Perpetua Resources Corp., CIK 0001526243
CUSIP: 714266103
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 405 S. 8TH STREET, BOISE, Idaho (ID), 83702
Date of event which requires filing of this statement: 06/10/2025
Amends the filing with accession number 0001013594-21-000692
Filed by CIK 0001035674
Persons authorized to receive notices and communications: Christopher P. Davis, Esq., Kleinberg, Kaplan, Wolff & Cohen, P.C., 500 Fifth Avenue, New York, New York (NY), 10110, (212) 986-6000

## Reporting persons
- PAULSON & CO. INC. (CIK 0001035674): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 32,347,299; sole dispositive power 0; shared dispositive power 32,347,299; aggregate amount beneficially owned 32,347,299 (31.2% of the class)
  Comment: Items #8, 10, and 11: See Note 1 to Item 5.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: Perpetua Resources Corp.
Address of issuer's principal executive offices: 405 S. 8TH STREET, BOISE, Idaho (ID), 83702

## Item 2. Identity and Background
Name of person filing: Paulson & Co. Inc.(the "Reporting Person").
Residence or business address: The principal business address of the Reporting Person is 15 Exchange Place, Jersey City, NJ 07302
Present principal occupation or employment: Paulson furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the "Funds"). John Paulson is the Portfolio Manager and sole Director of the Reporting Person, and is the only director, executive officer and/or control person of the Reporting Person (the "Instruction C Person").
Criminal convictions in the last five years: Neither the Reporting Person nor the Instruction C Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor the Instruction C Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Paulson & Co. Inc. is a Delaware corporation. The Instruction C Person is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: All of the Shares to which this Schedule 13D relates were purchased on behalf of the Reporting Persons that directly hold such Shares using the working capital or personal funds of the respective Reporting Persons. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $186,941,431.53, excluding commissions.

## Item 4. Purpose of Transaction
Purpose of transaction: The disclosure set forth below in Item 6 is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate percentage of Shares reported owned by the Reporting Person is based upon approximately 103,741,199 Shares outstanding as of June 16, 2025, which is the sum of (a) 71,543,442 Shares outstanding as of May 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2025, (b) 24,622,000 Shares issued pursuant to the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) on June 13, 2025, and (c) the 7,575,757 Shares issued to Paulson pursuant to a private placement consummated on June 16, 2025. As of the date hereof, the Reporting Person may be deemed to have beneficially owned approximately 31.2% of the outstanding Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of Shares as to which Paulson & Co. has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 32,347,299 (see Note 1).

(iii) Sole power to dispose or direct the disposition: 0

(iv) Shared power to dispose or direct the disposition: 32,347,299 (see Note 1).
Transactions in the class effected during the past sixty days: On June 16, 2025, certain Funds purchased 7,575,757 Shares at a price per share of $13.20. Except as disclosed in the foregoing sentence, the Reporting Person has not entered into any transactions in the Shares during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: See Note 1.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
Not applicable.

Note 1: Paulson & Co. Inc. furnishes investment advice to and manages the Funds. In its role as investment advisor, or manager, as the case may be, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule 13D that are owned by the Funds. The pecuniary interest of all securities reported in this Schedule 13D is owned by the Funds. Except for the purposes of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Pursuant to the Investor Rights Agreement dated March 17, 2016, as amended and restated on March 17, 2020 (the "IRA"), between the Reporting Person, Idaho Gold Resources Company, LLC (a wholly-owned subsidiary of the Issuer) and the Issuer, the Reporting Person has the right to participate pro rata in any equity offering by the Issuer. On June 10, 2025, the Reporting Person and the Issuer entered into a subscription agreement (the "Subscription Agreement") pursuant to which the Reporting Person partially exercised its participation right with respect to the Issuer's concurrent public offering and agreed to purchase $100 million of Shares at a price per share equal to the price per share of the public offering, or $13.20 per share, contingent on the consummation of the public offering. The Subscription Agreement contains customary representations and warranties of the parties, and indemnification obligations of the Issuer.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a copy of which is filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 16, 2025, which is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Ex. 99.3 Subscription Agreement, between the Perpetua Resources Corp. and Paulson & Co. Inc., dated June 10, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on June 16, 2025).

## Signatures
- PAULSON & CO. INC.: /s/ Stuart L. Merzer, General Counsel & Chief Compliance Officer (06/16/2025)